FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June, 2003

Commission File Number 0-20588

Newmont Yandal Operations Limited

(f/k/a Normandy Yandal Operations Limited)

Translation of registrant's name into English

100 Hutt Street, Adelaide 5000, South Australia, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On May 21, 2003, Newmont Yandal Operations Limited ("Yandal") received a notice from a gold hedge counterparty alleging a right to terminate a gold hedge counterparty contract with Yandal before its scheduled maturity based on the alleged occurrence of an early termination event under the contract. This counterparty did not accept the May 28, 2003 offer made by Yandal Bond Company Limited ("YBCL") to acquire all of the hedge positions of Yandal’s gold hedge counterparties. This counterparty has not yet demanded the payment required to be made under the contract if an early termination event occurred.

On June 10, 2003, Yandal received notice from the counterparty that it agreed not to demand the payment required to be made under the contract until close of business on June 26, 2003. YBCL’s tender offer for all of Yandal’s 8 7/8% Senior Notes due 2008 expires at 5:00 p.m., New York City time, on June 26, 2003. The counterparty’s offer to forbear was conditioned upon the reinstatement and continuing effectiveness through close of business on June 26, 2003 of YBCL’s May 28, 2003 offer to purchase the counterparty’s hedge positions with Yandal. The counterparty indicated that it intended to continue to evaluate YBCL’s offer in the context of developments relating to Yandal.

YBCL has informed Yandal that YBCL has agreed to reinstate its offer to the counterparty and continue the offer’s effectiveness through close of business on June 26, 2003.

The counterparty’s agreement to forbear automatically terminates upon the occurrence of any other termination event or event of default under its hedge contract, or if Yandal is subject to similar events or defaults under one or more other agreements. All of Yandal’s hedge contracts with other hedge counterparties were acquired by YBCL as a result of its May 28, 2003 offer, and YBCL has not asserted similar events or defaults under any of the hedge contracts acquired by YBCL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWMONT YANDAL OPERATIONS LIMITED

ABN 30 007 066 766

(Registrant)

By: /s/ John Dow

Name:  John Dow

Title: Chairman

Dated: June 12, 2003